[Letterhead of Sutherland Asbill & Brennan LLP]
October 5, 2009
VIA E-MAIL AND EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764) (the “Form N-14”) filed on September 4, 2009
Dear Mr. Rupert
     We are submitting this letter to respond to accounting comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 25, 2009 regarding the Form N-14, which includes the preliminary merger proxy statement of Patriot Capital Funding, Inc. (“Patriot”) therein, filed by Prospect Capital Corporation (“Prospect”) with the SEC on September 4, 2009 in connection with the proposed merger of Patriot with and into Prospect. The Staff’s comments are set forth below in italics and are followed by the responses of Prospect and/or Patriot. References to the Form N-14 contained herein are to the pre-effective amendment no. 1 thereto that has been filed with the SEC on the date hereof.
Preliminary Merger Proxy Statement/Prospectus
Comparative Fees and Expense Ratios
Comment:
1.	We refer to the line items entitled “Management fee,” Incentive fee” and “Interest expense on borrowed funds” in the “Patriot and Prospect’s Expenses” table on page 13 of the preliminary merger proxy statement/prospectus. Please supplementally explain to the Staff why the pro forma combined expense percentages for each of these line items decreases.

Mr. Kevin Rupert
October 5, 2009

Response: Please be advised that we have revised the pro forma combined percentages for each of the above-referenced line items in the Form N-14. As a result, the pro forma combined expense percentages for each of these line items now increases from the related actual expense percentages, other than the line item entitled “Interest expense on borrowed funds.” The line item entitled “Interest expense on borrowed funds” decreases as compared to the related actual expense percentages as a result of the requirement under the terms of the merger agreement between Prospect and Patriot that Prospect repay all amounts outstanding under Patriot’s second amended and restated securitization revolving credit facility (the “Securitization Facility”) immediately prior to the consummation of the merger of Patriot with and into Prospect. As of September 30, 2009, there was approximately $112.7 million outstanding under the Securitization Facility and the interest rate payable on amounts outstanding under the Securitization Facility was 7.0%. Thus, the elimination of the indebtedness outstanding under the Securitization Facility immediately prior to the consummation of the proposed merger transaction, coupled with the fact that the funds used to eliminate this indebtedness were raised by Prospect through the sale of common stock, accounts for the significant decrease in the pro forma combined expense percentage entitled “Interest expense on borrowed funds” as compared to the related actual expense percentages.
Comment:
2.	We refer to footnote no. 4 to the “Patriot and Prospect’s Expenses” table on page 13 of the preliminary merger proxy statement/prospectus. Please supplementally disclose to the Staff whether the annualized level of incentive fee paid by Prospect during the nine months ended March 31, 2009 is higher or lower than the actual incentive fee paid by Prospect during the year ended June 30, 2008. We may have further comment if the annualized level of incentive fee is lower than the actual incentive fee paid by Prospect during the year ended June 30, 2008.
Response: The income investment fee paid by Prospect for the nine-month period ended March 31, 2009 was $11,795,000, yielding an annualized income incentive fee of $15,726,670 (the “Annualized Fee”), or 3.54% of net assets attributable to Prospect’s common stock, as indicated in the table on page 13 of the Form N-14. The Annualized Fee is greater than the actual income investment fee paid by Prospect during the fiscal year ended June 30, 2008, which was $11,278,000, as indicated in Prospect’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the SEC on March 19, 2009, and on page 56 of the Form N-14.
In addition, please be advised that the “Patriot’s and Prospect’s Expenses” table has been updated in light of the inclusion of financial statements for the year ended June 30, 2009 of Prospect in the Form N-14 as well as for other updating or calculation changes.
Comment:
3.	We refer to the table included under the section entitled “Example” on page 14 of the preliminary merger proxy statement/prospectus. The dollar amounts reflected in such table appear to be too low given the financial information included

Mr. Kevin Rupert
October 5, 2009

elsewhere in the preliminary merger proxy statement/prospectus. As a result, please re-compute and revise the dollar amounts included in such table accordingly. Alternatively, please supplementally explain to the Staff the reason for the apparent discrepancy between the dollar amounts included in such table and the related-financial information included elsewhere in the preliminary merger proxy statement/prospectus.
Response: Please be advised the expense amounts included in the “Example” table on page 14 of the Form N-14 are less than what would be expected in light of the other financial information included elsewhere in the Form N-14 due to the fact we are required to assume a 5% annual return in each of the denoted periods for purposes of completing the table. Thus, the incentive fee payable to Prospect’s investment adviser would not likely be earned or payable in such circumstances and, as a result, is not included in the “Example” table.
We have added disclosure to the Form N-14 to clarify this point. See page 14 of the Form N-14.
Unaudited Pro Forma Per Share Data
Comment:
4.	We refer to the table included under the section entitled “Unaudited Pro Forma Per Share Data” on page 19 of the preliminary merger proxy statement/prospectus. Please include a footnote to the “Net asset value per share” columns included therein with the substance of the disclosure included in footnote (A) to the table contained in Note 4 to the pro forma condensed consolidated financial statements set forth on page 59 of the preliminary merger proxy statement/prospectus.
Response: We have revised the disclosure accordingly. See page 19 of the Form N-14.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Comment:
5.	We refer to the accompanying explanatory notes to the pro forma condensed consolidated financial statements. Such accompanying explanatory notes do not adequately address the matters typically discussed in accompanying explanatory notes to pro forma financial statements. In this regard, such notes should, among other things, address the basis for the presentation of the pro forma financial information and discuss Statement of Financial Accounting Standards, No. 157, Fair Value Measurements. We suggest that you review the accompanying explanatory notes to pro forma financial statements for other public company merger transactions in connection with revising the accompanying explanatory notes to the pro forma condensed consolidated financial statements included in the preliminary merger proxy statement/prospectus.

Mr. Kevin Rupert
October 5, 2009

Response: We have revised the accompanying explanatory notes to the pro forma condensed consolidated financial statements accordingly. See pages 63 through 67 of the Form N-14.
Comment:
6.	We refer to line item entitled “Cost in Excess of assets acquired” in the table on page 59 of the preliminary merger proxy statement/prospectus. Please revise the title of the line item to more appropriately reflect the nature of the line item.
Response: We have removed the line item entitled “Cost in Excess of assets acquired” in the above-referenced table given that the information previously set forth in the line item is contained in the column entitled “Adjustments” to the table and is further discussed in the notes thereto. See page 57 of the Form N-2.
Index to Financial Statements
Comment:
7.	Please include the financial statements for the year ended June 30, 2009 of Prospect in the preliminary merger proxy statement/prospectus. In addition, please update disclosure elsewhere in the preliminary merger proxy statement/prospectus accordingly.
Response: We have included the financial statements for the year ended June 30, 2009 of Prospect in the Form N-14. See pages F-2 through F-34 of the Form N-14. In addition, we have updated disclosure elsewhere in the Form N-14 accordingly. See pages 13, 17 through 19, 55 through 69, and 184 through 206 of the Form N-14.
Miscellaneous
Comment:
8.	Please supplementally advise the Staff as to whether Prospect anticipates that there will be significant realignment of its or Patriot’s investment portfolio in connection with the proposed merger transaction (e.g., to diversify Prospect’s investment portfolio subsequent to the merger). If so, please disclose such fact as well as the tax consequences thereof in the preliminary merger proxy statement/prospectus.
Response: We have been advised by Prospect that it does not anticipate any significant realignment of its or Patriot’s investment portfolio subsequent to the consummation of the proposed merger transaction.

Mr. Kevin Rupert
October 5, 2009

Comment:
9.	Please supplementally confirm to the Staff that Prospect has the authority under Section 63 of the Investment Company Act of 1940 to issue shares of its common stock below net asset value in connection with the proposed merger transaction.
Response: Please be advised that Prospect has the authority under Section 63 of the Investment Company Act of 1940 to issue shares of its common stock below their net asset value per share in connection with the proposed merger transaction. In this regard, please note that Prospect’s shareholders approved Prospect’s policy and practice of making sales of shares of its common stock below their then current net asset value per share at an annual meeting of stockholders held on February 12, 2009. Such approval was not limited as to the number of shares or the relationship of the price in any such sale to net asset value.
Comment:
10.	In the event that Prospect requests acceleration of the effective date of the Form N-14 and/or Patriot requests clearance to mail the merger proxy statement contained therein to its stockholders, each of Prospect and Patriot should provide the standard representation to the Staff that they will not use the SEC’s comment process as a defense in any securities related litigation against them.
Response: In the event that Prospect requests acceleration of the effective date of the Form N-14 and/or Patriot requests clearance to mail the merger proxy statement contained therein to its stockholders, each of Prospect and Patriot will furnish a letter, at the time of such request, acknowledging that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;
•	should the SEC or the Staff declare the filing effective or clear the filing for mailing to stockholders, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to stockholders, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and
•	it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * *

Mr. Kevin Rupert
October 5, 2009

     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Rick Prins of Skadden Arps Slate Meagher Flom LLP at (212) 735-2790 or Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm